Wizard World, Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

June 29, 2012

Pamela Howell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wizard World, Inc.

Form 8-K/A

Filed April 20, 2012

Form 10-K/A for Fiscal Year Ended

December 31, 2010

Filed April 23, 2012

Form 10-K for Fiscal Year Ended

December 31, 2011

Filed April 16, 2012

File No. 000-33383

Dear Ms. Howell:

By letter dated May 16, 2012, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Wizard World, Inc. (“Wizard World” or the “Company,” “we,” “us” or “our”) with its comments on (i) the Company’s Current Report on Form 8-K/A, filed on April 20, 2012 (the “Current Report”), (ii) the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2010, filed on April 23, 2012 (the “Form 10-K”), and (iii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed on April 16, 2012 (the “Form 10-K/A”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Form 8-K/A, filed April 20, 2012

Executive Compensation, page 25

1. We note your revised disclosure in response to comment three of our letter dated February 21, 2012. In particular, we note that the company owes Mr. Shamus $21,281.19 in back salary as of April 20, 2012. Please revise to clarify the total amount that was due pursuant to this this verbal agreement.

RESPONSE: The total amount owed under the verbal agreement was $61,840. We have revised the Current Report accordingly.

Certain Relationships and Related Transactions, page 30

2. We note your revised disclosure in response to comment five of our letter dated February 21, 2012, and we partially reissue the comment. Since the October 27, 2010 promissory note was secured by all the assets of Gareb Shamus Enterprises, clarify whether you have any recourse to collect such amount. In this regard, we note that the company has determined the note is uncollectible and the balance has been recorded as compensation expense but it remains unclear whether the company has any remaining legal recourse. In addition, please add disclosure to this section regarding your supplemental statement that you determined that the cost to foreclose on the assets of Gary Shamus Enterprises would far outweigh the benefits of the assets that could be obtained.

RESPONSE: The Company does have a legal recourse to collect the amount outstanding through obtaining the secured assets of Gareb Shamus Enterprises, Inc. However, at this time, the Company’s Board of Directors has not yet made the determination of whether or not the benefit of obtaining the assets would outweigh the cost of obtaining such assets. We have updated the disclosure accordingly.

3. We note your response and your revised disclosure in response to comment six of our letter dated February 21, 2012 and we partially reissue the comment. Please revise to clarify as of what specific date the outstanding balances of your debt transactions have been disclosed and clarify how these transactions relate to Wizard World, Inc. and its predecessor. In this regard, we are unable to locate responsive disclosure regarding the two December 1, 2010 transactions.

RESPONSE: We have revised the Current Report to provide the required disclosure for the related transactions and added a paragraph to clarify how these transactions relate to the Company.

4. We note the removal from this section of the acquisition from Conventions of the domain name www.wizardworld.com and the intellectual property related to the domain name. Please add back the related party transaction, as required by Item 404 of Regulation S-K.

RESPONSE: As Conventions was deemed to be the accounting predecessor, we do not believe this transaction qualifies as a related party transaction and therefore removed the language.

5. We reissue comment eight of our letter dated February 21. 2012. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

RESPONSE: We have included the required disclosure pursuant to Item 404(a)(5).

Security Ownership of Certain Beneficial Owners and Management, page 30

6. We reissue comment nine of our letter dated February 21, 2012. Please remove the statement that all of the shares of common stock outstanding are fully paid and non-assessable, as such statement is a legal conclusion that you are not qualified to make.

RESPONSE: We have removed the statement that all of the shares of common stock outstanding are fully paid and non-assessable.

7. We note that Mr. Shamus owns shares through various entities listed in the table. Please add Mr. Shamus individually to the table, as he is a beneficial owner of such shares. This amount should include the total amount held by Mr. Shamus.

RESPONSE: We have removed the duplicative reference in the Current Report.

Exhibits

8. We reissue comment eleven of our letter dated February 21, 2012. Exhibit 10.1, as incorporated by reference to the Form 8-K/A filed on November 17, 2011, was not filed in its entirety. Please file Exhibit 10.1 in its entirety. In addition, it does not appear that you have included Schedule 5(o) to Exhibit 10.16. Please file Exhibit 10.16 in its entirety.

RESPONSE: The Company has re-filed Exhibit 10.6 in its entirety. The Company will file Exhibit 10.1 in its entirety in a subsequent amendment to the Current Report.

Consolidated Financial Statements, page F-1

9. We note your response to our prior comment 12. Since you will present audited financial statements as of and for the year ended December 31, 2008, the required financial statements for 2010 are limited to the reporting period preceding the date of the acquisition, i.e., the interim period ended September 30, 2010. Please revise the 2010 financial statements to provide the appropriate periods. Please revise the pro forma financial statements also.

RESPONSE: The Company plans to re-file the Current Report with the 2008 audit and revised pro forma financials with the required disclosure period in a subsequent amendment.

10. We note your response to our prior comment 12. Please advise us as to your timeline for completing the audit for the period ended December 31, 2008. Please ensure you also address this financial statement period in any required disclosures in the forepart of the document. We may have additional comments upon review of these financials statements and the related disclosures.

RESPONSE: The Company plans to re-file the Current Report with the 2008 audit and revised pro forma financials with the required disclosure period in a subsequent amendment.

Pro Forma Financial Information, page F-16

11. Your response to prior comments 14, 15, 16 17 and 18 states that you revised the pro forma financial statements to comply with these comments; however, we note that no revisions were made. Please revise to comply with each of these comments which we have repeated below to facilitate compliance.

RESPONSE: The Company plans to re-file the Current Report with the 2008 audit and revised pro forma financials with the required disclosure period in a subsequent amendment.

12. Please expand the notes to the pro forma financial statements to quantify and explain the specific nature of each of the adjustments (and the individual amounts that have been aggregated or netted into each adjustment presented).

RESPONSE: The Company plans to re-file the Current Report with the 2008 audit and revised pro forma financials with the required disclosure period in a subsequent amendment.

13. Explain to us why the $1,600 receivable from Kick the Can Corp was eliminated and the $31,959 prepaid expense was added as pro forma adjustments.

RESPONSE: The Company plans to re-file the Current Report with the 2008 audit and revised pro forma financials with the required disclosure period in a subsequent amendment.

14. If you believe Kick the Can Corp is one of the accounting acquirers, please explain your conclusion as we cannot determine why it is included in the pro forma presentation when no audited financial statements of Kick the Can Corp were presented separately or on a combined basis with Conventions.

RESPONSE: The Company plans to re-file the Current Report with the 2008 audit and revised pro forma financials with the required disclosure period in a subsequent amendment.

15. We note you have combined the accumulated deficit of all three entities in the pro forma balance sheet. Please note that only the accumulated deficit of the accounting acquirer(s) should be brought forward as the pro forma balance of accumulated deficit. The historical accumulated deficit of the shell company should be eliminated against Additional Paid in Capital. Please revise or tell us why you believe this adjustment is not necessary.

RESPONSE: The Company plans to re-file the Current Report with the 2008 audit and revised pro forma financials with the required disclosure period.

16. Please note that only the results of operations of the accounting acquirer(s) are brought forward to the pro forma results of operations. Please revise to present as eliminating adjustments the results of operations of the shell company.

RESPONSE: The Company plans to re-file the Current Report with the 2008 audit and revised pro forma financials with the required disclosure period in a subsequent amendment.

Form 10-K for Fiscal Year Ended December 31, 2010

17. We continue to note that much of your Form 10-K for fiscal year ended December 31, 2010 includes disclosure for 2011 and 2012 rather than as of your fiscal year end, December 31, 2010, leaving it difficult to determine the company’s business goals and condition at that time. Please note that you may include additional material information to the extent necessary to make the required information not misleading. See Exchange Act Rule 12b-20. Such additional material information may not be a substitute for the Form 10-K required information for the period covered by the report. Please revise your filing accordingly.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2010 in the near future to address the above comment.

18. Please revise the disclosure to comply with the comments issued on the Form 8-K, as applicable.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2010 in the near future to address the above comment.

Form 10-K for Fiscal Year Ended December 31, 2011

19. Please revise the disclosure to comply with the comments issued on the Form 8-K, as applicable.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

Item 1. Business, page 4

20. Please provide the more specific company history information, as provided in for the Form 10-K for the year ended December 31, 2010, as such information is required by Item 101(h)(1) of Regulation S-K.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

21. Please reconcile the number of conventions held in 2010. The Form 10-k for the year ended December 31, 2010 refers to nine but this Form 10-K refers to eight.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

Conventions, page 4

22. We note you response to comment 23 of our letter dated February 21, 2012. Revise your filing to reflect your response. In this regard, it is unclear what is meant by “focus on” but your response clarifies that you plan to hold only six conventions. In addition, as previously requested, please discuss in greater detail the reduction in the number of conventions and the reasons for the reductions. Similarly revise the MD&A overview section.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

Digital Media, page 5

23. We note your response to comment 22 of our letter dated February 21, 2012. Please disclose the material terms of the marketing agreement with Toywiz, Inc. and attach it as an exhibit in accordance with Item 601(b)(10) of Regulation S-K. Finally, please revise to disclose your planned arrangement for any additional agreements with other third party sites.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 21

24.	We note your response to comment 24 of our letter dated February 21, 2012. Please revise to discuss the impact loss of Mr. Shamus’ services has had or will have on the company. If you do not expect there to be an impact, please state this is the case and explain the basis for your belief. In this regard we note prior risk factor disclosure relating to your dependence upon Mr. Shamus and the fact that Mr. Shamus founded the company and was the control person.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

Executive Compensation, page 36

25.	Please include in the summary compensation table the compensation Mr. Mathews received pursuant to the consulting agreement. The summary compensation table requires all compensation, direct or indirect.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

Item 13. Certain Relationships and Related Transactions, page 45

26.	We note that you have not included disclosure in this section of the notes payable entered into in 2010. To the extent that notes payable remain outstanding disclosure would be required. We again direct your attention to the related notes payable in the financial statements.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

27.	We note the related party agreements in this section. Please specify the amounts paid during the last fiscal year pursuant to these agreements, as required by Item 404 of Regulation S-K. In addition, please file each agreement as an exhibit.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

Exhibits

28.	We note Exhibit 10.18 is missing an exhibit. We also note that Exhibit 10.1 to the Form 8-K filed March 19, 2012 is missing an exhibit and a schedule. Please file these exhibits in their entirety with your next amendment, in accordance with Item 601(b)(10) of Regulation S-K. Lastly, Exhibit 10.1 to the Form 8-K filed on April 5, 2012 refers to a Form 8-K for the Certificate of Designations. To the extent this has already been filed as an exhibit, please specifically refer to the Exhibit, in addition to the periodic report where the certificate of designation is found. In addition, Schedule 1 to Exhibit 10.1 to the Form 8-K filed on April 5, 2012 is not completed. Please file Exhibit 10.1 in its entirety.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

Consolidated Statement of Stockholders’ Deficit, page F-5

29.	We note you have presented an amount related to “direct expense to accumulated deficit for derivative liability” on your Consolidated Statement of Stockholders’ Deficit. Please provide your basis for this amount and the presentation within the Statement of Stockholders’ Deficit. Please include references to the relevant accounting literature to support your accounting treatment.

RESPONSE: The Company will file an amended annual report on Form 10-K for the year ended December 31, 2011 in the near future to address the above comment.

Very truly yours,

/s/ John Macaluso

John Macaluso

Chief Executive Officer

Wizard World, Inc.